EXHIBIT 99.1

FERRARI CAPITAL MARKETS DAY
TARGETING NEW HEIGHTS

•Ferrari upgrades the 2025 guidance, exceeding the 2026 business plan’s profitability targets one year in advance
•Strong product mix over the plan sustains total revenues of Euro ~9.0 billion and an EBITDA of at least Euro 3.6 billion in 2030
•Continuous innovation in products for the longer term, with cumulated capital expenditures of Euro ~4.7 billion over the plan and a significant portion dedicated to the next generation of sports cars
•Robust industrial free cash flow generation of Euro ~8.0 billion over the plan and improved cash conversion to more than 50%
•Shareholders remuneration of Euro ~7.0 billion, equally allocated to a new share repurchase program and dividends, with a pay-out increased from 35% to 40% of adjusted net profit

Maranello (Italy), October 9, 2025 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) today presented, at its Capital Markets Day, the profitability targets(1) for the end of the decade.

The Company is now nearing completion of its 2022–2026 business plan in full alignment with the commitments made. Indeed, Ferrari upgrades the 2025 guidance, exceeding its 2026 profitability targets one year in advance.

In the 2030 Strategic Plan, Ferrari targets to achieve net revenues of Euro ~9.0 billion, with a compounded annual growth rate of ~5%, largely driven by Sports cars and other car-related activities, sustained by the visibility granted by the order book. Such increase in revenues is driven by the enrichment of the product mix, along with personalizations. Revenues from Racing and Lifestyle are also projected to positively contribute to the Company’s performance.

EBIT to reach at least Euro 2.75 billion in 2030, with a margin of at least 30%, driven by the strong product mix, including limited-edition models, the enriched product range as well as personalizations. Volume is projected to positively contribute, although at a lesser extent. Industrial costs and R&D will grow mainly due to depreciation and amortization linked to products and infrastructure developed,

1 Please refer to public filings for complete notes and definitions of non-GAAP financial measures

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

racing activities and sports cars research expenses. SG&A will increase in line with revenues evolution, reflecting communication and marketing activities, lifestyle and the organizational development.

As a result, in 2030 the Company targets an EBITDA of at least Euro 3.6 billion, with an EBITDA margin of at least 40%. Such strong profitability translates into a remarkable industrial free cash flow generation and an improved cash conversion at above 50%. Indeed, Ferrari aims to generate a cumulated industrial free cash flow of Euro ~8.0 billion over the 2026-2030 period, mostly sustained by the growing profitability, partially offset by cumulated capital expenditures of Euro ~4.7 billion and other operating changes.

Ferrari today publishes the following financial targets:

(€B, unless otherwise stated)	2024	PREVIOUS 2025 GUIDANCE	REVISED UPWARD 2025 GUIDANCE	2030 GUIDANCE(2)
NET REVENUES	6.7	>7.0	≥7.1	~9.0
ADJ. EBITDA (margin %)	2.56 38.3%	≥2.68 ≥38.3%	≥2.72 ≥38.3%	≥3.60 ≥40.0%
ADJ. OPERATING PROFIT (EBIT) (margin %)	1.89 28.3%	≥2.03 ≥29.0%	≥2.06 ≥29.0%	≥2.75 ≥30.0%
ADJ. DILUTED EPS (€)	8.46(3)	≥8.60(3)	≥8.80(4)	≥11.50(4)
INDUSTRIAL FCF	1.03	≥1.20	≥1.30	~8.00 cumulated 2026-2030

The Company decided to proceed with a higher shareholder reward, resulting in the proposal to:
•increase the dividend pay-out to 40% of adjusted net profit starting from the 2025 annual results, leading to a cumulated dividend distribution of Euro ~3.5 billion from 2027 to 2031, and
•start a new share repurchase program of Euro ~3.5 billion to be executed from 2026 to the end of the plan, in line with the progress of industrial free cash flow generation.

2 Based on current duties and emissions regulations
3     Calculated using the weighted average diluted number of common shares as of December 31, 2024 (179,992 thousand)
4 Calculated using the weighted average diluted number of common shares as of June 30, 2025 (178,648 thousand)

Ferrari

Ferrari is one of the world’s leading luxury brands, active in racing, sports cars and lifestyle. In each of these areas, the Prancing Horse symbolises exclusivity, innovation, and cutting-edge sporting performance. Ferrari’s heritage and image worldwide are closely connected to Scuderia Ferrari, the most successful team in Formula 1 history. Since 1950, the year the World Championship started, Scuderia Ferrari has won 16 Manufacturers’ titles and 15 Drivers’ titles. From its headquarters in Maranello, Italy, Ferrari designs, engineers, and produces some of the world’s most iconic and recognisable luxury sports cars, sold in over 60 markets globally. In lifestyle, Ferrari designs and creates a range of personal luxury goods, collectables, and experiences that exemplify the brand’s refined style and passion.

Forward Looking Statements
This document contains forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “continue”, “on track”, “successful”, “grow”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, “guidance” and similar expressions. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Ferrari Group’s (hereinafter, the “Group”) current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: the Group’s ability to preserve and enhance the value of the Ferrari brand; the Group’s ability to attract and retain qualified personnel; the success of the Group’s racing activities; the Group’s ability to keep up with advances in high performance car technology, to meet the challenges and costs of integrating advanced technologies, including electric, more broadly into its car portfolio over time and to make appealing designs for its new models; the impact of increasingly stringent fuel economy, emissions and safety standards; the potential advent of self-driving technology; increases in costs, disruptions of supply or shortages of components and raw materials; the Group’s ability to successfully carry out its low volume and controlled growth strategy, while increasing its presence in growth market countries; changes in general economic conditions (including changes in the markets in which the Group operates) and changes in demand for luxury goods, including high performance luxury cars, which is highly volatile; macro events, pandemics and conflicts, including the ongoing conflicts in Ukraine and the Middle East region, and the related issues potentially impacting sourcing and transportation; trading policies and tariffs; competition in the luxury performance automobile industry; changes in client preferences and automotive trends; the Group’s ability to preserve the value of its cars over time and its relationship with the automobile collector and enthusiast community; disruptions at the Group’s manufacturing facilities in Maranello and Modena; climate change and other environmental impacts, as well as an increased focus of regulators and stakeholders on environmental matters; the Group’s ability to maintain the functional and efficient operation of its information technology systems and to defend from the risk of cyberattacks; the ability of its current management team to operate and manage effectively and the reliance upon a number of key members of executive management and employees; the performance of the Group’s dealer network on which the Group depends for sales and services; product warranties, product recalls and liability claims; the sponsorship and commercial revenues and expenses of the Group’s racing activities, as well as the popularity of motor sports more broadly; the performance of the Group’s lifestyle activities; the Group’s ability to protect its intellectual property rights and to avoid infringing on the intellectual property rights of others; the Group’s continued compliance with customs regulations of various jurisdictions; labor relations and collective bargaining agreements; the Group’s ability to ensure that its employees, agents and representatives comply with applicable law and regulations; changes in tax or fiscal policies and regulatory, political and labor conditions in the jurisdictions in which the Group operates; the Group’s ability to service and refinance its debt; exchange rate fluctuations, interest rate changes, credit risk and other market risks; the Group’s ability to provide or arrange for adequate access to financing for its clients and dealers, and associated risks; the adequacy of its insurance coverage to protect the Group against potential losses; potential conflicts of interest due to director and officer overlaps with the Group’s largest shareholders; and other factors discussed elsewhere in this document.

The Group expressly disclaims and does not assume any liability in connection with any inaccuracies in any of the forward-looking statements in this document or in connection with any use by any third party of such forward-looking statements. Any forward-looking statements contained in this document speak only as of the date of this document and the Company does not undertake any obligation to update or revise publicly forward-looking statements. Further information concerning the Group and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission, the AFM and CONSOB.

For more information:

Press Office
Email: media@ferrari.com

Investor Relations
Email: ir@ferrari.com
www.ferrari.com
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